Exhibit 99.13

THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES. ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

March 30, 2025

VIA ELECTRONIC MAIL

Vacasa Inc.

850 NW 13th Avenue

Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee” or “you”):

On behalf of Davidson Kempner Capital Management LP and certain of its managed funds and affiliates (collectively, “Davidson Kempner,” “we,” “us,” or “our”), we are writing to reiterate our serious concerns regarding the Special Committee’s handling of the sale process for Vacasa, Inc. (“Vacasa” or the “Company”).

We remain fully committed to acquiring Vacasa and are now offering $5.83 per share in cash, representing a 10.0% premium to the purchase price proposed under the Casago Transaction.

It has been a week since we submitted our sixth enhanced offer, which is clearly superior compared to the proposed transaction with Casago Holdings, LLC (the “Casago Transaction”). The Special Committee has abdicated its fiduciary duties to a group of stockholders who are thwarting value maximization for all stockholders. This began when the Special Committee approved a transaction based on a waiver of the change of control payment in the Company’s Tax Receivable Agreement (the “TRA,” and such waiver, the “TRA Waiver”) that applies solely to the Casago Transaction – at that point, the Special Committee ceded the ability to consider a Superior Proposal from their hands (where it belongs) to the TRA parties, a large percentage of whom are receiving a disproportionate benefit in the Casago Transaction. As noted in our March 23, 2025 letter, the Casago Transaction relies on an invalid TRA Waiver that disproportionately and adversely affects the non-rolling TRA beneficiaries. Despite the Special Committee’s repeated assertions that “time is of the essence,” we have received minimal engagement from the Special Committee and its advisors. Furthermore, there has been no indication that the Special Committee intends to rectify its process failures by securing a universal TRA Waiver—one that would apply to any Superior Proposal or any proposal reasonably likely to result in a Superior Proposal. Unfortunately, this lack of engagement is consistent with how our bona fide offers have been treated throughout the process, despite being demonstrably superior for all stockholders by every metric.

Throughout this process, we have made numerous substantial enhancements to our proposals, including but not limited to:

1.	Increasing the offer price;
2.	Removing the merger consideration adjustment for unit count;
3.	Removing the minimum liquidity threshold and corresponding adjustment;
4.	Removing all debt and equity financing contingencies by fully backstopping the purchase price;
5.	Structuring the proposed transaction as a tender offer to accelerate the timeline to closing;

6.	Providing significant deal protection mechanisms with upfront cash consideration posted to escrow;
7.	Proposing a valid TRA Waiver that does not disproportionately benefit certain TRA holders that is not subject to the same deficiencies as the purported waiver with respect to the Casago Transaction;
8.	Making immediate cash funding available to the Company at its discretion; and
9.	Tolling remedies as a creditor, among other enhancements.

Additionally, our counsel has delivered executable forms of the definitive transaction documents, which we are prepared to execute immediately. We have materially complied with all requests received from the Special Committee, which the Special Committee indicated would deem a proposal from Davidson Kempner a Superior Proposal, and are only blocked by the TRA Waiver which is controlled by the rolling stockholders participating in the Casago Transaction.

In giving essentially all the power to accept a Superior Proposal to a group of stockholders who are thwarting value maximization for all stockholders for their personal benefit, the Special Committee has breached their fiduciary duties to Davidson Kempner and other public stockholders. The Special Committee has agreed to a deal that effectively carries with it an $80+ million termination fee (in the form of the TRA change of control payment that would be imposed on the Company if it were to accept any competing bid). This structural defect accepted by the Special Committee has tainted its entire process and enabled the Rolling Stockholders to mandate a “sweetheart deal” for themselves.

Moreover, it is now apparent that the Rolling Stockholders have consistently acted in concert and have operated as an undisclosed “group” for Section 13 purposes, effectively controlling the Company during this entire process. Exploiting their control of the imposition or waiver of the TRA change of control payment, the Rolling Stockholders orchestrated a deal that disproportionately benefits themselves at the expense of the public stockholders, who are denied the opportunity to benefit from the clearly superior Davidson Kempner Proposal. And they have done so by willfully breaching the rights of the other TRA holders who have not been given the ability to roll their equity interests, and through the use of a materially misleading proxy statement that fails to disclose this defect. If the Casago Transaction truly represented the fair value of the Company, the Rolling Stockholders would have no issue allowing the Special Committee to consider competing proposals on equal footing. Waiving an $80+ million TRA change of control payment for the Casago Transaction, where they have the exclusive opportunity to roll, but refusing to waive it for the Davidson Kempner Proposal, which represents a 10.0% premium to the Casago Transaction, clearly shows that they know they are underpaying for the public shares and do not want to relinquish that advantage. Furthermore, the Special Committee is imposing this deal on the public stockholders against their will by failing to obtain the routine protection of a majority of the minority vote in connection with the approval of the Casago Transaction. As a result of the Special Committee’s failure to secure a valid TRA Waiver, and its continued unwillingness to secure a universal waiver, the Special Committee has imposed uncertainty around the timing and closing of the Casago Transaction. With an invalid TRA Waiver, the Casago Transaction will close into a combined company that has a significant TRA change of control liability, potentially triggering a default under the post-closing company’s credit facility, irreversibly harming all stakeholders post-closing. The rush to close and lack of disclosure about this risk is a transparent attempt to sweep this issue under the rug.

The proxy statement fails to disclose these material process failures and potential conflicts, leaving Vacasa stockholders misinformed about the Special Committee’s fiduciary breaches and the inadequacy of the Casago Transaction. Any vote taken based on a proxy with these material omissions will not be from fully informed stockholders. We continue to strongly urge the Special Committee to immediately rectify these failures by not rushing towards completing a transaction that is reliant on an invalid and exclusive TRA Waiver and instead focus on securing a TRA Waiver that would apply to the Casago Transaction or any transaction that the Special Committee deems a Superior Proposal, thereby allowing the best price reasonably available for all stockholders to prevail in a sale transaction. Davidson Kempner is standing by to offer the Company additional liquidity while it rectifies these process failures, whether by the Company offering fair compensation to all TRA holders for a TRA Waiver, or extending the timeline the Company has to obtain the best deal for all stockholders.

If the Special Committee takes these actions in furtherance of its obligation to maximize value for all stockholders, we remain prepared to engage constructively and in good faith to consummate our proposed transaction, which represents the optimal outcome for all stockholders. However, should the Special Committee continue to disregard its fiduciary responsibilities, we will have no choice but to explore all available options to protect stockholder interests.

We strongly encourage the Special Committee to act with transparency, integrity, and in accordance with its fiduciary duties. We and our advisors remain available to discuss this matter further at your earliest convenience.

Sincerely,

/s/ Joshua D. Morris

Joshua D. Morris

Davidson Kempner Capital Management LP

Exhibit A – Comparison of Davidson Kempner's Proposal and the Casago Transaction

	Davidson Kempner Proposal	Casago Transaction	Davidson Kempner Proposal Superior
Purchase Price Per Share	$5.83	$5.30	✓
Unit Count Purchase Price Adjustment	No downward adjustment	No downward adjustment	=
Liquidity Purchase Price Adjustment	No downward adjustment	No downward adjustment	=
Incremental Funding	Ability to draw up to $20 million to support Vacasa liquidity needs, including $10 million to be made available immediately	None	✓
Reverse Termination Fee	$10 million + Delay Penalty Funded into Escrow at signing	$6 million	✓
Other Enhanced Protections	No financing contingency; purchase price fully backstopped by DK committed funds (Fund VI); improved creditworthiness	None	✓
Transaction Structure	Tender Offer is designed to complete a transaction on a similar timeframe or better	One-Step merger subject to shareholder vote and HSR clearance	✓